SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 03, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 03 , 2007

TAM and Lufthansa Sign Contract to Begin Shared Flights
Between Brazil and Germany

São Paulo, December 3, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Lufthansa signed a contract on Saturday, December 1, to start an operational code-sharing agreement on national and international routes. TAM and Lufthansa's flight partnership is expected to begin during the first half of 2008. Starting in February, clients of both companies will be able to accumulate and exchange points earned on TAM's Programa Fidelidade loyalty program and miles with Lufthansa's Miles & More program on flights operated by either company.

The code-sharing agreement will allow both companies to offer more flight options to their passengers who travel between Brazil and Germany. TAM's clients will be able to purchase tickets on flights operated by Lufthansa, which depart from Sao Paulo and arrive in Frankfurt and Munich (Germany). From Frankfurt, connections will be available to other destinations in Germany, such as Dusseldorf, Hamburg, and Stuttgart, as well as Zurich and Geneva (Switzerland).

Lufthansa passengers will be able use the new TAM flight to Frankfurt and, in Brazil, will be offered connections from Sao Paulo to Rio de Janeiro, Porto Alegre, Curitiba, Belo Horizonte, Brasilia, Recife, Florianopolis, Salvador and Foz do Iguacu. The code-sharing will also cover TAM flights to other South American destinations: Santiago (Chile), Buenos Aires (Argentina) and Montevideo (Uruguay).

TAM began flights to Frankfurt, its fourth direct European destination, on November 30. The operation uses an Airbus A340-500, with a carrying capacity of up to 267 passengers - 42 seats in business class and 225 in economy. The first flight took off as 80% occupied and returned from Frankfurt on December 1 with 98% of the seats filled.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 46,6% domestic market share and 71,2% international market share at the end of October 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.